SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.____)


                            Points International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    730843109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Bernay Box
                              Bonanza Capital, Ltd.
                          300 Crescent Court, Suite 250
                               Dallas, Texas 75201
                             Telephone: 214-303-3900

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 6, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   730843109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bonanza Capital, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,691,258

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,691,258

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,691,258

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.47%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.   730843109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bonanza Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,691,258

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,691,258

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,691,258

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.47%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   730843109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bonanza Fund Management, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,691,258

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,691,258

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,691,258

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.47%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   730843109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bernay Box

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,691,258

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,691,258

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,691,258

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.47%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   730843109
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Points International Ltd., a Canadian corporation (the "Issuer") with its principal office located at 800-179 John Street, Toronto, Ontario, Canada M5T 1X4. This Schedule 13D relates to the common shares (the "Common Shares") of the Issuer.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     This Schedule 13D is being filed by Bonanza Master Fund, Ltd. (the "Master Fund"), its investment manager, Bonanza Capital, Ltd. (the "Investment Manager"), the Investment Manager's general partner, Bonanza Fund Management, Inc. ("Bonanza Fund Management"), and the President of Bonanza Fund Management, Bernay Box (collectively, the "Reporting Persons"), with respect to the Common Shares of the Issuer. The Investment Manager is responsible for making investment decisions with respect to the Master Fund. Each of the Reporting Persons may be deemed to be a beneficial owner of the reported securities but disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

     The business address of the Investment Manager, Bonanza Fund Management and Mr. Box is 300 Crescent Court, Suite 250, Dallas, Texas 75201. The business address of the Master Fund is c/o J.D. Clark & Co., 2225 Washington Boulevard, Suite 300, Ogden, Utah 84401.

     The principal business of the Master Fund is to invest in securities. The Master Fund is a Cayman Islands company.

     The principal business of the Investment Manager is to serve as investment advisor to the Master Fund. The Investment Manager is a Texas limited partnership. Mr. Box is the President of Bonanza Fund Management, a Texas corporation which serves as general partner to the Investment Manager.

     None of the Reporting Persons or any of their officers or directors has, during the last five years: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Persons may be deemed to beneficially own 9,691,258 shares.

     The source of funds used to purchase the securities reported herein was the Master Fund's working capital.

     No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business. The funds for the purchase of the shares by the Master Fund came from the Master Fund's funds totaling $5,387,528.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired their Common Shares of the Issuer for investment purposes. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     The Reporting Persons have been in contact and reserve the right to continue to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding strategic alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 9,691,258 Common Shares of the Issuer. Based on the Issuer's latest Form 20-F filed on June 30, 2009, there were a total of 149,820,940 common shares outstanding as of December 31, 2008. Therefore, each of the Reporting Persons is deemed to beneficially own 6.47% of the outstanding shares. Each of the Reporting Persons has the shared power to vote, direct the vote, dispose of or direct the disposition of all 9,691,258 Common Shares.

     Transactions in the Common Shares effected by the Reporting Persons since 60 days prior to the Date of Event are set forth in Exhibit B to this Schedule 13D.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     It should be noted that Bernay Box, President of Bonanza Fund Management, became a member of the Board of Directors of the Issuer on May 6, 2009.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement.
         Exhibit B - Information with respect to Transactions Effected.

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bonanza Capital, Ltd.*

By:  Bonanza Fund Management, Inc.
     Its General Partner

     By: /s/ Bernay Box
         ----------------------
         Name: Bernay Box
         Title: President


Bonanza Master Fund, Ltd.

By:  Bonanza Capital, Ltd.
     Its Investment Manager

     By: Bonanza Fund Management, Inc.
         Its General Partner

         By: /s/ Bernay Box
             ----------------------
             Name: Bernay Box
             Title: President


Bonanza Fund Management, Inc.*

By:  /s/ Bernay Box
     ----------------------
     Name: Bernay Box
     Title: President


Bernay Box*

By:  /s/ Bernay Box
     ----------------------


DATE: August 26, 2009

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

*The Reporting Persons disclaim beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

                                                                    Exhibit A


                             JOINT FILING AGREEMENT

     The undersigned agree that this Schedule 13D dated August 26, 2009 relating to the Common Shares of the Issuer shall be filed on behalf of each of the undersigned.


Bonanza Capital, Ltd.

By:  Bonanza Fund Management, Inc.
     Its General Partner

     By: /s/ Bernay Box
         ----------------------
         Name: Bernay Box
         Title: President


Bonanza Master Fund, Ltd.

By:  Bonanza Capital, Ltd.
     Its Investment Manager

     By: Bonanza Fund Management, Inc.
         Its General Partner

         By: /s/ Bernay Box
             ----------------------
             Name: Bernay Box
             Title: President


Bonanza Fund Management, Inc.

By:  /s/ Bernay Box
     ----------------------
     Name: Bernay Box
     Title: President


Bernay Box

By:  /s/ Bernay Box
     ----------------------

                                                                    Exhibit B



                INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED


   Date of                     Number of Common Shares           Price per
 Transaction                       Purchased/(Sold)             Common Share
 -----------                       ----------------             ------------

   8/14/09                             100,000                     $0.315
   8/14/09                              50,000                      $0.30



SK 23214 0001 1024681